Filed Pursuant to Rule 253(g)(2)
File No. 024-10680

NY RESIDENTIAL REIT, LLC

SUPPLEMENT NO. 1, DATED JUNE 16, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of NY Residential REIT, LLC (“we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission, or, the SEC, on May 10, 2017, as the offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the offering Circular.

The purpose of this supplement is to disclose our entry into a nonbinding engagement letter with a registered broker-dealer.

On June 7, 2017, we entered into a nonbinding engagement letter with W.R. Hambrecht + Co., LLC, a Delaware limited liability company and a registered broker-dealer, or WRH+Co.

Under the nonbinding engagement letter, we engaged WRH+Co to provide us with financial advice, including to assist us in preparing and executing the public offering of its common shares under Regulation A as lead placement agent. The obligation of WRH+Co to act as placement agent in connection with the offering is subject to conditions, including: (i) the execution of a definitive placement agency agreement; (ii) there occurring no material adverse change in our business; (iii) satisfactory completion of WRH+Co’s due diligence of us; and (iv) the receipt of all necessary consents and regulatory approvals.

The term of the nonbinding engagement letter will continue until the earliest of: (i) June 7, 2018; (ii) its termination by mutual written agreement or by either party upon 30 days’ prior written notice; (iii) the execution of a definitive placement agency agreement with respect to the offering; (iv) our termination of the nonbinding engagement letter for “Cause” (defined as WRH+Co’s material failure to provide the services contemplated by the nonbinding engagement letter); or (v) our decision to abandon the offering.

The nonbinding engagement letter discusses in a preliminary and nonbinding manner the economic terms that would become effective upon the execution of a definitive placement agency agreement and contains customary indemnification provisions.

Under the nonbinding engagement letter, to the extent that any of our fees and expenses are paid by WRH+Co with ou rapproval, we, upon request, must promptly reimburse WRH+Co for such amounts from the gross proceeds of the offering, subject to any limits on our reimbursement of expenses as described in the offering documents.

Additionally, the nonbinding engagement letter provides that if we do not consummate the offering or the nonbinding engagement letter is terminated for any reason other than for Cause, we must reimburse WRH+Co for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including certain fees of WRH+Co’s legal counsel, or the Reimbursable Expenses, up to $50,000.

Under the nonbinding engagement letter, if at any time during its effectiveness, and 12 months from its termination without consummation of an Offering, we decide to pursue a merger or sale of control or similar strategic transaction, or a Strategic Transaction, we must provide WRH+Co with a right of refusal to provide customary advisory services in connection therewith.

Additionally, if we consummate a public offering of its securities in which WRH+Co is not offered the opportunity to provide services as placement agent within six months of the termination date of the nonbinding engagement letter by us, then we must pay WRH+Co a termination fee in an amount equal to (a) $100,000 minus (b) the amount of any Reimbursable Expenses previously paid to WRH+Co, as the Termination Fee; provided, however, that the Termination Fee will not be payable if we have terminated the nonbinding engagement letter for “Cause.”